PUBLIC COPY

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65548

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COBRA TRADING, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3008 E HEBRON PKWY, BLDG. 400
(No. and Street)

CARROLLTON   TX   75010
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHADD HESSING   972-491-7999   ch@cobratrading.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 S ST PAUL ST, STE 3100   DALLAS   TX   75201
(Address)   (City)   (State)   (Zip Code)

9/18/03   169
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COBRA TRADING, INC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KYLE DOMINIC MITCHELL
Notary Public, State of Texas
Comm. Expires 09-08-2025
Notary ID 133318293



Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Cobra Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the Company) as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule III, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule IV, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule III, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule IV, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2021.

Dallas, Texas
March 3, 2023

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	287,687
Deposit with broker/dealer		16,771,421
Clearing deposit with broker-dealer		151,919
Receivable from broker-dealer		658,998
Other receivables		155,721
Property, equipment and leasehold improvements, net of accumulated depreciation of $431,718		2,866,571
Right of use asset		716,324
Other assets		423,529
	$	22,032,170

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	3,544,639
Loan Payable		2,033,600
Lease liability		716,324
		6,294,563

Stockholder's equity:

Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		96,250
Retained earnings		15,641,357
Total stockholder's equity		15,737,607
	$	22,032,170

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2022

Revenues:

Commissions	$	13,089,424
Interest income		107,754
Fee income		63,215,166
Miscellaneous income		58,322
Total Revenues		76,470,666

Expenses:

Employee compensation and benefits	3,499,399
Brokerage and clearance fees	51,509,613
Communications	83,005
Occupancy and equipment costs	383,953
Promotional costs	559,798
Interest	40,555
Regulatory fees and expenses	205,623
Professional fees	11,639,766
Other expenses	812,361
Total Expenses	68,734,073

Net Income	$	7,736,593

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Shares	Common Stock	Retained Earnings	Total
Balance at December 31, 2021	1,000	$ 96,250	$ 14,591,144	$ 14,687,394
Net income			7,736,593	7,736,593
Distributions			(6,686,380)	(6,686,380)
Balance at December 31, 2022	1,000	$ 96,250	$ 15,641,357	$ 15,737,607

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities

Net income	$ 7,736,593
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	292,831
Change in operating assets and liabilities:	
Increase in deposit with broker/dealer	(1,464,177)
Increase in clearing deposit with broker	(842)
Decrease in receivable from broker-dealer	963,903
Increase in other receivables	(116,082)
Decrease in right of use asset	72,795
Increase in other assets	(83,225)
Decrease in accounts payable and accrued expenses	(3,580,946)
Decrease in lease obligations	(72,795)
Net cash provided by operating activities	3,748,055

Cash Flows from Investing Activities

Purchase of furniture, equipment and leasehold improvements	(1,763,550)
Net cash used by investing activities	(1,763,550)

Cash Flows from Financing Activities

Proceeds from Loans	1,085,333
Distributions	(6,686,380)
Net cash used by financing activities	(5,601,047)

Net increase (decrease) in cash and cash equivalents	(3,616,542)
Cash and cash equivalents at beginning of year	3,904,229
Cash and cash equivalents at end of year	$ 287,687

Supplemental disclosures

Cash paid for:

Income taxes	$ 0
Interest	$ 40,555

The accompanying notes are an integral part of these financial statements.

Note 1 — Organization and Nature of Business

The Consolidated Financial Statements include the accounts of Cobra Trading, Inc. and its wholly owned subsidiary, Jet Goals Aviation LLC, in which the firm acquired a 100% ownership. All material intercompany balances and transactions have been eliminated.

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the lease term.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Note 2 — Significant Accounting Policies (cont'd)

Revenue From Contracts with Customers

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers include brokerage commissions and fee revenues. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee Revenue

The fee revenue consists of two parts. Primarily, the Company charges its customers a short interest charge for short positions in the customer's accounts. This fee is assessed daily. In addition, some customers take advantage of certain software offered by the Company. The fee for this service is charged monthly. The Company believes that the

Note 2 — Significant Accounting Policies (cont'd)

performance obligation of the Company is satisfied when the charges are made to the customer.

The economic conditions which affect the Company's operations are related to overall strength of the financial and commodity markets.

Leases

The Company determines if an arrangement is a lease at inception. Leases that have terms of one year or less are deemed to be short term, and are expensed on a straight line basis over their respective terms. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $559,798 for the year ended December 31, 2022.

Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end. As such, management has not recorded an allowance for doubtful accounts on

Note 2 — Significant Accounting Policies (cont'd)

these receivables. Management records an allowance for doubtful accounts based on a collectability review of specific accounts. Any receivables deemed not collectable are written off against the allowance. Receivables were $810,918 at December 31, 2022.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2021 were as follows:

Aircraft	$ 3,105,659
Furniture and fixtures	63,308
Equipment	60,341
Leasehold Improvements	68,981
	3,298,289
Less: accumulated depreciation	431,718
	$ 2,866,571

Depreciation expense was $292,831 for the year ended December 31, 2022.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2022, the Company had net capital of $12,291,786 and net capital requirements of $371,883. The ratio of aggregate indebtedness to net capital was 0.45 to 1 at December 31, 2022. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $371,883. At December 31, 2022, the Company had net capital as defined under Section 1.17 of $12,291,786 which resulted in an excess net capital of $11,919,904.

Note 5 - Defined Contribution Plan

The Company adopted a defined contribution plan, effective January 1, 2018, for its eligible employees. The Company may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company expensed $145,593 during 2022.

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2019, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 7 — Commitments and Contingencies

Lease Commitments

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires August 31, 2030. The Company used a discount rate of 5.4%

Note 7 — Commitments and Contingencies (cont'd)

to calculate the right of use liability. The undiscounted rent obligation is $9,594 per month during the term of the lease.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

	Principal Discounted	Discount Interest
2023	76,978	38,158
2024	81,401	33,735
2025	86,078	29,058
2026	91,024	24,112
2027	96,254	18,882
2028	101,785	13,351
2029	107,634	7,502
2030	75,170	1,587
	$716,324	$166,385

In 2022, the Company recognized $4,011 in short term lease costs and $40,555 in operating lease costs recorded within occupancy and equipment costs on the income statement.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Note 7 — Commitments and Contingencies (cont'd)

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2022.

Note 8 — Concentration Risks

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 9 — Related Party Transactions

The Company has entered into an office lease agreement (See Note 7) with an entity owned by the sole owner of the Company. As of December 31, 2022, the Company had no amounts due to or from the related party.